Filed by Ingersoll-Rand plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ingersoll-Rand plc
Commission File No.: 001-34400
GARDNER DENVER HOLDINGS, INC.
Moderator: Vicente Reynal
November 8, 2019
7:15 a.m. ET

OPERATOR:	This is Conference #: 3995037

Misty Zelent:
Hello from Davidson, North Carolina. And welcome to New Ingersoll Rand Global Town Hall. I’m Misty Zelent, communications leader for Ingersoll Rand’s Industrial Segment. We appreciate everyone being here.

Over the next hour, we would like to hear from you. There are two ways you can do this. We will be able to hear your comments and questions through the webcast Q&A, or you can email through industrialcommunications@irco.com.

To begin our town hall, it is my honor to invite Mike Lamach, chairman and CEO, Ingersoll Rand to come join.

Mike Lamach:
Good morning to everybody here and everybody on the phone joining. I just want to take out one minute to welcome the group that’s here from GDI. I’ll say there are some great meetings throughout this week. And welcome, everybody from Industrial Segment to the meeting.

Appreciate all the work going on, whether it’s the integration planning work that GDI is leading, all the separation management work here being done within Ingersoll Rand while everybody’s running the businesses, which is phenomenal, and it’s a tremendous amount of work. So want to say thank you for that.

It’s amazing what’s happened in the past six months. But I think the reaction from investors to both GDI and to Ingersoll Rand has been positive. In fact, I’m leaving here to go meet with the group of investors today that continually ask about what we think about this combination and what the future is.

And I could tell you that this is as exciting as the day we announced it. And that they’re obviously excited too in terms of what they’re doing about recommending stock and investing in the company.

So with that, I want to turn it over to Vicente and welcome him back to our campus. Thank you.

Vicente Reynal:
Thank you, Mike. Good morning. And also good evening and good afternoon to those of you that are joining via the webcast. So very exciting to be here. Mike: thank you for being here joining us today. And, thank you for the introduction.

As Mike said, yes, it’s true. I mean, there is just a lot of excitement in the outside community, the investor community. You know we were just - I was just participating at a Baird conference, which is an industrial conference. And there was about 300 to 400 companies and Gardner Denver was the number one requested company to meet with investors.

And it was mainly because of the great performance but also because of the transformation that we’re about to embark on and you are all participants of.

Since the last town hall meeting there’s a lot of things that we had been working on - and I’m going to give you a quick overview here. I’ll try to move fairly quickly because the most important piece is to interact with you and let you ask the questions that you want to ask to me - and me answer with very open and honest answers.

During the Q&A session, I want to do something slightly different as well today. I’m going to ask all of you a question, maybe two. But the two are related.

I want to know what would you like the new Ingersoll Rand company to do more of or less of. The two are connected because there are a lot of things that we have to do and there’s a lot of work that we’re getting ready to do. But we need to then take some things off the table. If you have some ideas on things that we need to do less of so we can do more of others, definitely provide that in the feedback at the end of a session.
Since the last town hall meeting, I got a chance to meet a lot of great team members from Ingersoll Rand. We were in Augusta, Georgia meeting with the Club Car team. It was an exciting day learning about the fantastic job that the team is doing on new product development and the fantastic growth that they’re achieving by launching their innovation.

I got a chance to go to Shanghai and meet with the Ingersoll Rand Industrial Segment team and then also got a chance to go into the factory in Wujiang, where the team is doing a phenomenal job on obviously a lot of the lean manufacturing productivity activities but also gender parity. I was very impressed and inspired with what the team has done in that location.

And early on, I got a chance to go to Mocksville and also see a lot of the good lean manufacturing practices. At the end of the day, we talked a lot about Kanban systems and how the team is very focused on inventory reduction, which is a very similar to the Gardner Denver team, because that is one of our key core priorities to accelerate the cash we generate. And in the month of December, I will be with Maria and her team in the tools business to really learn more about what they’re doing in terms of innovation and activities.

It is very exciting as well that today is the first town hall meeting in which we’re combining the Gardner Denver team and the Ingersoll Rand team in a town hall and a webcast. So it’s a very exciting day for all of us.

As the agenda says, we’ll talk a little bit about bringing this transaction to life. And I’ll tell you little things in terms of what we have been working on and what we have left to do. More important, we’ll spend a little bit of time on what matters most going forward and then obviously the Q&A.

Also I’d like to highlight that we’re sitting here and doing this town hall meeting from our new headquarters, Building (A) on the Davidson campus. I want to think what is exciting is that you’re going to learn our new company or the culture of our company continues to be one that we have bold aspirations. But our path forward is going to be with a high sense of humility.

So for me it is really touching and exciting that we’re doing this town hall meeting in a factory, because this is the core of who we are and this is the core that we will never forget.

There is also one question I need to address early on; that there’s a lot of expectations to know the level one leadership team. But that will not be announced today.

It is a bit complicated in the sense that when we do that, we have to do that in conjunction with some external reporting announcements for shareholders, for investors it is very critical. So there’s a lot of work that we’re doing on that to make sure we address these properly. But I do have an expectation that before the end of year, we’re going to be able to come back with all of you and kind of give you a better announcement on that.

So bringing to life these two great companies, it’s an exciting time, Mike said it. I also said it. I feel it. A lot of our investors, they like it. There’s just a lot of excitement from customers.

We’re bringing two premier companies with phenomenal cultures. And when you think about the two companies that we’re bringing together . . . for over 160 years, the two companies have been waking up every day to make life better, because a lot of the products or all the products that we make, whether Gardner Denver or Ingersoll Rand, is touching everyday life, from the food that you eat, from the clothes that you wear. Our products are essential for making everyday life better.

And when you put that into consideration and think about it that we’re going to have this ownership culture that we’re going to be devoted to drive this ethos of ownership that is going to inspire us every day to care deeply about our customers in this entrepreneurship style of execution, an entrepreneurship style of developing individuals in the company. It’s going to create this compounding effect of value creation that every time we put our customer at the center with very close caring of our employees and the culture that we want to drive - it is going to be great success for our long-term perspective.

This is the timeline in terms of making this dream a reality. So far, we have received U.S. antitrust approval by the expiration of the application when we did that back in - back in the early days. We have filed through all the international regulatory filings. All countries are processing that regulatory filing. We’re in conversations with Europe.

We don’t foresee to have any issues and expect that we will continue to see progression. And we will continue to give you updates on that.

We expect that between now in the fourth quarter and early Q1, we will continue and finalize a lot of the SEC filings. We get a shareholder vote in the first quarter. And then be ready to close the transaction in early 2020, but we expect that to be during the first quarter.

We got a lot of work that all the teams on both sides are doing to make this a reality. And for that, I definitely want to thank everyone that has been able to participate through this process, a big thank you for all the efforts.

I decided at the meeting today, I’ll just give you a deep dive on one of those efforts to give you confidence on a lot of the work that is going on today. And here’s just one example - the workstream on procurement. And we have 23 different work streams that are working through the integration planning. There is no execution that we can be allowed to do until we close a deal. But there’s a lot of planning that we can do ahead of day one.

So in this case we take the Gardner Denver direct material spend and the Ingersoll Rand direct material spend. We put that in what we call a clean room environment. And a third-party company helps us analyze a lot of this data.

We have now analyzed over $2 billion of the direct material spend. And we’re now at the stage that we have created requests for price and request for quotes locker rooms, so that on day one, we can open the locker room and then launch those requests for price, request for quotes to our supply base and then create a better level of partnership with our supplies.
And that is very important, because when you look at the $250 million of synergies that we talked about to the street, 80 percent of that really comes from operational activities. And the majority of that comes in from here. So we have done a lot of preparation to be able to execute to that level of excellence.

This next slide is just a collage of some of the other things that we had been doing.

As I’ve said, you know we selected that this building will be the future headquarters. And although we might not be completely fully ready to move in on day one, I definitely appreciate your patience as we go through the process of getting everyone moved in and getting it renovated or whatever else we may need to do in this building to get us ready to have this as our global headquarters.

Our intranet has been selected. Over 2,500 of our global associates have voted on the new name of the intranet. It matters to you. So we do it. So we’re going to be called - the intranet will be call (IR NOW). We have selected a lot of new infrastructure systems - HR performance management utilizing Success Factors. We have also agreed that our email domain will be irco.com, very familiar to many of you. We have also agreed that in some cases we’re going to leverage the brands that we have for some of the email.

We have also announced some level one members of the team. Most recently, you saw an announcement that Emily Weaver will be joining our company as the CFO of the new Ingersoll Rand. And she’s going to join on December 1.

We also announced that Craig Mundy will be our global VP of HR, a very familiar face to many of you here. A lot of the things that Craig is doing, we’re very excited about how we can continue to do that in the new Ingersoll Rand.

We filed with the SEC. We have selected the webpage to continue to still have the same domain of irco.com. A lot of these may seem simple to you. But they’re critical for us to be able to communicate with you and our customers. So that is core to us to make sure that we do that right.

We also selected and said that we’re going to have an Ingersoll Rand execution excellence process combining the business operating system and some of the tools that we have at Gardner Denver to create a very simple and unique way on how we’re going to execute moving forward. We have selected some standard work. We’re working with Todd and the team to be able to select more and to be able to be very specific on the things that we need to do on day one to just get executing flawlessly.

And simple but critical is the vision and values. We have spent a lot of time. We have done a lot of focus groups. We have done a lot of workshops and many more to come on defining our vision, our values and our purpose. And we decided as well that this is not going to be a conference room decision. This is going to be something where we’re involving many of the associates in this room and globally. And we’re going to bounce ideas based on who we want to continue to be in the long-term company. So what matters the most here is you, you in this room and you across the webcast that we’re having because I believe - and I said it before - I believe that a combination of highly engaged employees with an ownership mindset creates a catalyst for creating very diverse, focused, inspired teams.

We are devoted to fostering and celebrating a culture where diverse points of views, thoughts, backgrounds, experiences are going to be very critical to our company. And we also believe that a workplace - of creating a workplace that we’re going to be a culture that looks for bringing everyone together with a high level of respect, trust. And we know that that’s what most talented and capable employees’ value.

So before we go into the Q&A session, I just want to make sure that - keep in mind and remembering that for 160 years, our two companies have been waking up every day, making life better. That is what we want to continue to do with a lot of our products and making life better not only for our customers but making life better for all of you. So I think with that, Misty, let’s begin the fun part.

Misty Zelent:	As a reminder, to ask a question or to answer a question that Vicente posed to everyone, you can use the webcast Q&A feature or email to

industrialcommunications@irco.com. We did have many that came in leading up to today’s town hall. So we’ll go ahead and start with one of those, which is “What will be the biggest challenge in integrating the two companies?”

Vicente Reynal:
You know I think that the biggest challenge is really - and this may sound simple. But that we like to keep things simple. It’s a very complex transaction. And there’s a lot of complexities in how we’re doing thing - in how we’re doing this.

We met yesterday with Mark Majocha on the separation. He gave us a status on the separation. And there’s just a lot of work going on in the separation. There’s a lot of work going on in the integration.

So bringing all of this together, I don’t think that I can highlight one thing that is going to be the biggest challenge. All that I’m saying is that’s why we have 23 different work streams. And we have the level of detail and attention to be able to execute through all those 23 work streams, because everything matters in this integration. And that’s why the way we’re thinking about this is thinking about it in very simple terms and how we execute this simplistically. And that’s why we’re doing a lot of preparation for day one ahead of the game, so that once we go into the game of day one, we’re able to just go in and win in a big way.

Misty Zelent:
“Will new Ingersoll Rand and ClimateCo remain an Irish-domiciled company?” Mike answered this at last week’s Ingersoll Rand global town hall. And we’re hoping you could answer it for new Ingersoll Rand.

Vicente Reynal:	Yes. So the new Ingersoll Rand will be domiciled in the U.S. That’s how today we’re domiciling for Gardner Denver. And we decided that with the new company, we will be domiciled in the U.S.

There’s a lot of things that we’re learning about with the trading hubs and things like that that are actually good and essential. And you know now is the question of how do we take the best of both worlds of being as a U.S. domiciled company and also some of the infrastructure that Ingersoll Rand has done and really merge the two to create the best of both worlds here.

Misty Zelent:	Any questions in the room or an answer?

(Amber Mulligan):	Hi, Vicente.

Vicente Reynal:	Hello.

(Amber Mulligan):	(Amber Mulligan) from CTS.

Vicente Reynal:	Good morning.

(Amber Mulligan):
Good morning. One of the things that - I’ve been with the company for two years - and one of the things that I’ve really appreciated about Ingersoll Rand, old Ingersoll Rand, is our vision and mission that goes beyond our products and beyond the brands that we have …

Vicente Reynal:	Yes.

(Amber Mulligan):
… and that vision around sustainability. Knowing that we’ll likely be different for a fully industrial company . . . with the focus groups, the interviews that you’ve done and the work that you’re doing with the different work streams, what do you see as the future vision for new Ingersoll Rand?

Vicente Reynal:	That’s a great question Amber. Thank you for that. And this is why the theme around making life better is going to really resonate as we talk about our visions and values.

And it just is very holistic, in the sense very similar, from the perspective of a lot of products really are focused on energy conservation and energy efficiency, whether that’s some of the blowers that we make at Gardner Denver that save outputs of 50 percent energy consumption in the wastewater treatment facility or the compressor that we make at Ingersoll Rand or even Gardner Denver.    I mean, everything is around how do we conserve energy. Even Club Car, with everything moving towards being electric. So it’s how do we protect our environment. It’s going to be really core to our purpose. And it will be embedded within our vision and values for sure. Good question.

Misty Zelent:	Now, anyone in the room. OK.

Todd Wyman:	Todd Wyman. I’ll be the first one to answer your question. I like to see …

Vicente Reynal:	Yes.

Todd Wyman:	… lead more with services …

Vicente Reynal:	Perfect.

Todd Wyman:	… pull through product. And I’d see it - like to see less bureaucracy for our customers.

Vicente Reynal:	Spot on. Love it. Thank you, Todd.

Misty Zelent:
Hopefully, no one in CTS is surprised by that answer. OK. Another one that has come in from the webcast. “Do you believe that global market condition is going to affect the plan in terms of the integration? If so, how and why?”

Vicente Reynal:
I don’t. Obviously not a surprise to anybody how there is slowness in the total macroeconomic environment across multiple regions, actually, as a matter of fact, across all the regions in the world . . . it seems to be like a synchronized kind of slowdown. But it is definitely not going to affect the integration planning.

I think if anything else, during any slowdown we will take the opportunity to really accelerate integration and see how do we find ways that, while we can continue to serve our customers better, we could accelerate some of the things that we may decide to do. So I’ll say if anything, it will just help facilitate acceleration of the integration.

Misty Zelent:	Right. Thank you. “Do you foresee any changes with our channels or the way that we do business? For example, will we become a manufacturer with distributors only?”

Vicente Reynal:
We believe in multichannel, multibrand strategy. And the keyword there is the strategy. You have to be really well thought out how do you select a brand and a channel to serve a specific customer and end market or region. And this is a lot of the work that we’re going to start - I mean there’s a lot of planning that we’re doing. This is a touchy area that we cannot do a lot of work because we’re still competing companies.

So there’s a lot of planning, no doing. But even then, on the commercial side it is the one that is almost kind of hands off [for planning]. So as we get closer to day one - and this is something that we’d even talked about yesterday in our steering committee - we spoke about how during the first couple weeks of the month of March, we already have an agenda selected on how we’re going to go into a weeklong kaizen or continuous improvement event where we’re going to look into how do we blend our products to be able to better serve our customers and then select the proper channel in the countries and the regions to be able to accommodate that. So again thinking overall about that strategy, how do we become and how do we increase our coverage in the market to be able to grow faster with this multibrand, multichannel strategy.

Misty Zelent:	Thank you. Back to the room.

Vicente Reynal:	There, how are you?

Troy Hayes:	How are you? Thanks, Vicente.

Vicente Reynal:	Very good.

Troy Hayes:	Hey, you mention in your time at Wujiang around the parity that you saw there …

Vicente Reynal:	Yes.

Troy Hayes:
… on the floor. I know you guys had talked little bit about diversity and inclusion this week. I’m wondering if you could maybe spend a couple minutes talking about what you’re seeing and kind of where do you think we’ll go around that. We have a lot of - obviously, here, we’ve got a lot of employee resource groups - by the way, I’m Troy Hayes at the CTS.

Vicente Reynal:	Yes. How do you do, Troy?

Troy Hayes:	Should have started with that.

Misty Zelent:	That may have been to the benefit of …

Vicente Reynal:	Everybody else.

Troy Hayes:	There we go.

Vicente Reynal:	Yes. Yes.

Troy Hayes:	Just a number of people that have asked around that

Vicente Reynal:	Sure.

Vicente Reynal:
Great question, Troy. Yes. You know we asked - we asked Maria Blase to help us as an executive champion to think specifically on this topic. We know it is important. You know as I mentioned, we believe in these highly engaged employees and ethos of ownership.

But diversity is highly crucial for us in terms of experiences, backgrounds, points of view. So we’re doing a lot of lessons learned for kind of what Ingersoll Rand has done over the past few years, because there’s been a lot of great work. And we’re just trying to now learn what have you learned over the past few years and what would you do different if you could do something different now.

So we’re doing a lot of benchmarking internally within Ingersoll Rand. At the same time, we’re doing benchmarking externally. Maria has gracefully accepted that she is going to help us as the executive champion to think through these steps and processes on how we’re going to get this done. Thank you, Maria.

Ashley Kern:	Hi. Good morning. Ashley Kern with human resources.

Vicente Reynal:	Good morning.

Ashley Kern:	We are coming out of employee engagement surveys.

Vicente Reynal:	Yes.

Ashley Kern:	… we’re spending a lot of our time focusing on what are our action plans for 2020, how do we make our employees more engaged, feel better, et cetera.

So two-pronged question. The first one is “Does Gardner Denver do employee engagement surveys?” And the second would be “If so, what are your employees saying that you do well, and what are the areas that your employees have asked you to improve on?”

Vicente Reynal:	Great question now. Thank you Ashley - absolutely. We also do the employee engagement surveys. We use different tools. We use Gallup. And I know you use a different company.

You know Craig was grateful to show me a lot of your employee engagement survey and your results. And I say congratulations, because you continue to do a great job on employee engagement. And I know it’s core to a lot of things that Mike has done in your company. So you’re doing fantastically well.

You know Gardner Denver really started doing employee engagement surveys in 2017. So we’re still in the early stages. And - the improvement of our performance over the past three years has just been something that even Gallup says they have never seen such a rapid acceleration.

So it’s just to say that it is core and highly important to us. And what we do is - to get back to your question - in terms of what are the things that we need to do better at is really dependent on the region and the business. And what we do is we have something that we call our policy deployment and where the leaders of the business get together every week. And engagement is actually the number one metric during policy deployment. And what we have done is that we have taken the engagement scores, and we said we’d been peeling the onion back in back in terms of level three, level four managers. And then we have done a lot of coaching on managers on how can they continue to better engage their workforce.

So I that’s what has been successful to us is really to customize it to the specific business and the specific leader. And that’s how we’re driving it.

You know at the beginning early on, it was around recognition. I mean now it is converting to the mission and the purpose. In 2019, Gardner Denver was going to launch a purpose initiative where we were going to involve a lot of our employees to define that.

Obviously, we put a stop to that as this transaction came to reality. But we’re going to follow the same process in the sense that we have an idealistic view on who we want to become from a purpose perspective and to help the environment and what we want to create forthe employees and the customers and all stakeholders. But now, we want to be able to involve the employees through that - through that process.

Misty Zelent:
We’ve had a couple of questions come in related to benefits. And that is around “Do we know what will change, if anything, around our 401k plans? For instance, what will be the 401k match with New Ingersoll Rand, what retirement packages will be offered and if we don’t yet know, do we have any idea on timing?” So I might turn that over to Craig if we can get the mic.

Craig Mundy:
So thank you. The answer to most to those questions about a benefit plan is we’re going to mirror the plan. So we’re going to take the plan that we have today at Ingersoll Rand. We’re going to mirror, which means replicate basically. You’ll get a new ID number for medical insurance for example. But it will be the same plan and vendors and so forth.

That will carry us through 2020. Sometime in late 2020, we’ll do open enrollment for all of us to include the Gardner Denver employees. And we’ll go onto a new plan.

The answer to “What is the new plan?” -- for most of those benefit plans, it’s actually what we’re going to be working on in 2020 to set us up for 2021. But what I can tell you is both companies have very competitive benefit plans. And we want to continue with that trend.

Vicente Reynal:	Thank you, Craig.

Misty Zelent:	We have had a number of questions come in from sales teams from …

Vicente Reynal:	Yes.

Misty Zelent:	… both companies around how will the Gardner Denver and Ingersoll Rand sales teams in the same region merge and what will that structure overall be or do we know yet?

Vicente Reynal:
Yes, I know. And this, as I mentioned before, the commercial area is the most sticky piece if you want to put it that way, the most complicated piece of the integration planning. So I think a lot - a lot of planning is being done on that. And I think we will be able to talk more about that as we get closer to the day of close.

I think what’s important is that both teams continue to be in the market competing against each other but also with a high level of respect. And I think that’s what I asked to both teams, is continue to do what you do right for your customers, be focused on delighting your customers. And commercial is an area of focus for growth, I mean. So we will like to continue to invest on the commercial side.

We’re doing this to leverage basically the technologies and the commercial side that both companies have. So I’ll just say stay focused on your customers on both sides, Gardner Denver and Ingersoll Rand. And there is nothing to be getting worried about what’s going to happen because what will happen should be beneficial for all of our sales teams.

Misty Zelent:	Thank you. Question or answer in the room?

Dave Sacra:	Hi, Vicente. I’m Dave Sacra. I’m the global quality leader for PTL and ARO and …

Vicente Reynal:	Good morning.

Dave Sacra:
… had a quick question. Our strategy has really been to provide high quality and durable products to create lifelong advocates and loyal customers in our customer base. And we’ve taken a real starting with new products and working all the way through approach to that. Could you talk a little bit about the approach that Gardner Denver takes to quality and reliability or durability and how you see those things coming together and merging?

Vicente Reynal:	Sure. Great question. You know I’ll give you a little bit of an anecdote. And that is when I joined Gardner Denver in 2015. And when I - before joining Gardner Denver, I did a lot of diligence on Gardner Denver obviously to really understand the company kind of knowing why I was getting into it.

And one of the things that - it was coming out very clearly is how the products of Gardner Denver have such a high level of quality and reliability and recognition in the market for being just that,- high quality, highly reliable. And that is essential.

And that is because for obviously 160 years, the team has been very focused on providing high level of quality and reliability. That has not changed. If anything, they’ll continue to improve. And when we launch a lot of new products that you have seen at least in the Gardner Denver culture, quality continues to be at the center of everything that - everything that we do.

You know when we think about new product development, we think about energy consumption. Energy consumption is very core to everything that we do. And then we also want to make sure that we’re obviously improving the margins and then also improving that total cost of ownership, which obviously energy is one point but then also that high levels of quality and reliability.

And you know I think we have some industry leading warranties of up to 10 years of warranty for some of our compressors. And it is because we trust that level of reliability and quality, so again very crucial.

Misty Zelent:	And for the Gardner Denver team, Ingersoll Rand’s PTL business is Power Tools & Lifting. I think we had a question over here.

Jenny Clemente:	Part of our CTS strategy has been connecting with 100 percent of our customers and also growing our services business. How does the strategy fit with the new Ingersoll Rand?

Vicente Reynal:
I think it fits perfectly. And a lot of the things that we will learn from a lot of the great things that you do. I know, for example in CTS, roughly 50 percent of your revenue comes in from service and aftermarket. On the Gardner Denver side in the Industrial segment it is more like 35 percent, so again a lot of great things that we can learn.

And a lot of the things that we can accelerate, we launched a connectivity platform that we call ICON to be able to remote monitor compressors. And we went over the past 15 months from no installs to thousands of compressors now getting installed and now work to the point that we know - and example, in the U.S., we know by ZIP code what is our required aftermarket - or what our entitlement of aftermarket is versus what we’re getting by ZIP code. So there’s a lot of that data analytics and the use of artificial intelligence tool that we’re able to capture a lot of that data and really assess how can we improve.

But I know that there is just a lot of great learnings. And Todd said it very well. Do more of service. How do we provide better service to our customers will be essential. So thank you for your question.

David Jazbec:	Good morning. David Jazbec in supply chain.

Vicente Reynal:	Morning.

David Jazbec:	I was very interested in a slide you showed with the preparation …

Vicente Reynal:	Yes.

David Jazbec:
… for mammoth quotes going out. Right. I would be really interested to learn from process from Gardner Denver the need for speed to shift supply base, to leverage the supply base at the same time balancing quality, delivery, engineering. How do you - how do you balance that risk tradeoff?

Vicente Reynal:	Yes. Great question, David.

You know we think - in the same way that we tell our customers about total cost of ownership, we - in the supply chain teams, they think about the total cost. So they think about quality, the logistics. They don’t look at only one metric, which is PPV or purchase price variance. It is all looked at holistically.

And in some cases, you know suppliers that even provide higher level of not only obviously the price, the freight, the holding of the inventory, so the total cost, those suppliers that want to be partners to us and help us work through VAVE event or even help us through what we Innovate to Value - we value that even more.

So we think that having a trusted partner as a supplier, it’s a competitive advantage. And that it should not be solely viewed as purely purchase price variance.

Misty Zelent:	We’ve had a couple of questions come in about the equity grants that …

Vicente Reynal:	Yes.

Misty Zelent:
… you announced last time. People are very excited about that. And it said in one of the former announcements that you believe in all employees having shares in the company that they worked for. Has the criteria to distribute the shares across employees in new Ingersoll Rand been defined?

And if yes, can you anticipate how it will work? And then from a Gardner Denver employee, we had a question around if Gardner Denver employees who started after the initial shares of Gardner Denver were distributed - will they receive those shares along with New Ingersoll Rand employee?

Vicente Reynal:
Sure. So the equity is going to be $150 million of equity that will be distributed amongst the employees of the new company. The timing of that and a lot of work in terms of details are on a country by country because equity gets treated differently country-by-country.

And so there is just a lot of work that will need to get done. And a lot of that work cannot get started until we close. Once we close, then we do a lot of the work. The intent here is $150 million of equity among all the employees who will be with the company. And that will be employees from both sides, Gardner Denver and Ingersoll Rand, employees of the New Ingersoll Rand.

The equity also will not be for management - it will not be for those leaders that today get equity. This is equity that we want to be maximized, distributed to those employees that have not received equity. Or who are not participants in an equity annual program. So obviously, in many cases, this is basically touching for the majority of the - of the portion of the hourly workforce and a lot of the team members that really get to work making things work every day so that we can really expand that type of ownership mentality.

You know I will also say that when we did this at Gardner Denver it was meaningful back in May of 2017. It was well celebrated. That equity has now appreciated over 60 percent since the IPO. And the teams are obviously very excited.

But we also told our teams that it was not a thank you note. Right. This is a way for us to create an ownership mindset so that we can be guided by this ethos of ownership. And that carries a lot of weight. It carries a lot of weight because we want employees to think and act like owners and have this entrepreneurial spirit. And that means that we will probably select a few KPIs. At Gardner Denver, we said that we want the employees to be focused on cash conversion cycles.

Every employee can touch cash. And we also gave the example of an hourly operator in the factory. Before you’re going to trigger that Kanban card or you’re going to pull that, understand the demand and understand what you are about to purchase.

And it is just like when you buy food in your home. You don’t buy food for 120 days because it just goes - it goes stale. And if anything happens in inventory, you don’t want to buy inventory in large quantities to maximize the price when you know that it could go bad. Or that you’re basically keeping cash on the shelf.

So we’re changing that level of mentality. And we did a lot of training. We’ll do a lot of training as well in the New Ingersoll Rand around how to think and act like an owner.

We also took it to the next level. And we’re doing some financial planning to hourly employees to help them understand what does it mean to have shares and how do you think about that because we want our employees to think about this on long term perspective.

So there’s a lot of - it’s just not only the equity but also what entails about being an owner, how to think about it, how to act on that and then also how to use that as a way of learning from a financial responsibility.

Misty Zelent:	That really supports the entrepreneurial mindset you talked about earlier.

Vicente Reynal:	Absolutely. That’s right.

Misty Zelent:	What is the goal for the first 100 days of new Ingersoll Rand?

Vicente Reynal:
Yes. It’s a great question. I mean number one is really delighting the customer. Our number one focus from day one through day infinity, it’s delighting the customers. We cannot lose sight of the customers and making sure that during this integration we don’t create a wrinkle, we don’t create issues for our customer.

You know a second is we are doing a lot of preparation for day one where the locker room is an example but also around how I want to touch as many employees as possible. And we not only just by going in and doing a town hall, which I like to do, but I’m talking about it and have Q&A but also how we’re going to use some tools to really execute our integration planning.

So I’m going to try to do -- we have something that we call this policy deployment growth rooms. I know at Ingersoll Rand, you do have different terminologies. But we believe in this weekly cadence and engaging as many employees as we can. And that’s what we are going to be focused a lot on that. We call it growth rooms.

Well, we’re going to basically be focused on how do we engage as many employees as we can on this integration execution. And that’s it. Then we’re going to be focused on delivering the results that we want to deliver.

Misty Zelent:	In the room, question or comment?

Marlene Burke:	Hi. Marlene Burke, corporate HR. And I just want to answer your question,

Vicente Reynal:	Great.

Marlene Burke:	… what would you like to see more of. And I think you did mention it but recognition.

Vicente Reynal:	Yes.

Marlene Burke:	I know you know we talk about what matters most. Well, all of us matter. Employees matter. So just think about ways of how we can recognize our employees more as we move forward.

Vicente Reynal:	I love it. Thank you. And if you have any ideas, I would love to hear more about that too as well. Thank you.

Jason Grizzi:	Hello. First of all …I’d like to thank everybody including Misty who put this together, ton of work. And it’s going very well. So thank you very much for that.

Vicente Reynal:	Yes. Thank you.

Jason Grizzi:	That’s why we have good engagement really. So thank you.

So that being said, your start stop for me is very simple. It’s simplification.

Vicente Reynal:	Yes.

Jason Grizzi:
… with both start and stop, I think that could go a long way to help our customers. And the question I asked with our town hall this week, which I was told to re-ask, is about talent. So we do a really good job at talent development and talent management at Ingersoll Rand. I think that’s a real core strength.

So any thoughts about how we’re going to carry that forward in the new Ingersoll Rand? Any discussions …

Vicente Reynal:	Yes.

Jason Grizzi:	… at the steering committee this week about that we can share?

Vicente Reynal:	Yes. And absolutely. And, (Jason), right?

Jason Grizzi:	Correct.

Vicente Reynal:
Jason, I mean this is exactly why we’re excited about having Craig with us because talent development at Gardner Denver, the way we do it is we believe that in 70 percent you learn by doing. And we give stretch assignments. And we then mentor and coach a lot. So we basically do career development by doing.

But I know it has to be a bit of a more - better rigorous process. And this is what Craig is going to bring to us because I know that you have done a great job at Ingersoll Rand on how to document the career development and how to have those conversations.

I think it is definitely a big opportunity for us to improve on kind of how we combine those two, not only put it on paper but also how do you kind of do it, how do you give those stretch assignments to those individuals that really want to get stretched . . . without straining of course.

And - give them the chance and opportunity. That I always view it as the chance, the opportunities that I get, I do want to give and provide the same opportunities to our employees. And I think there’s going to be a lot of the focus on that, is that how do we select those individuals that really want to continue to do more and then those we’re going to continue to develop absolutely. So great question.

Manish Khot:	Hey, Vicente.

Vicente Reynal:	Good morning.

Manish Khot:
Good morning. This is Manish Khot. I work with the sales and service center of excellence. And my question to you is Ingersoll Rand or CTS currently leverages COEs or centers of excellence around sales, service, channels, which are essentially tasked with developing, deploying and forcing standard work across all our regions.

Does Gardner Denver have similar centers? Or how do you see this going forward in the future?

Vicente Reynal:
Great. Yes. Thanks, Manish. You know we have - we have some pockets of that. We like to say we have some centers of excellence. Demand generation, for example, but not to the extent of what I have seen at Ingersoll Rand. And to be honest, you know it is something that we need to understand more to understand the applicability and how to do that, implement that, some of that into the New Ingersoll Rand.

You know one of the slides that was shown in the collage, it was talking about the Ingersoll Rand execution excellence tools. And we’re working on standard work. And a lot of the standard work, some of that is actually coming in from the center of excellences. So there’s definitely a lot of great standard work that we want to then pull out and as Jason very well-articulated, simplistically. I think that simplicity is going to be essential for us as we go through the integration. And that is kind of the very mindful aspect that we’re driving through this process, is that how do we take all of that and then be able to simplify then make it easy for being able to execute.

Titi Sule:	Good morning. Titi Sule from CTS business.

Vicente Reynal:	Good morning.

Titi Sule:
To answer your question about what will make the New Ingersoll Rand most successful, with the current Ingersoll Rand, many of us have worked for different businesses. We worked for the Trane residential and commercial side of the business and now in the CTS side. And one of the benefits that I see is the cross-sharing of knowledge.

Vicente Reynal:	Yes.

Titi Sule:	So whatever we can do to speed up that process between Gardner Denver and Ingersoll Rand is one way we can be very successful very quickly.

Vicente Reynal:	Yes.

Titi Sule:
And then I also have a question. We strive for customer intimacy through our product management function at Ingersoll Rand. Can you share how Gardner Denver today or the future vision for how we will continue to maintain that customer intimacy moving forward?

Vicente Reynal:
Great. Thank you. I mean it is essential. That’s what I said. On day one, the first 100 days, the focus is on delighting the customers. You know we emphasize a lot about how for 160 years we Gardner Denver and Ingersoll Rand - we’ve been waking up every day helping our customers make life better. So it’s all about making sure that we’re driving that customer intimacy.

The way we drive that in our processes, it is driven by creating market segmentations and understanding what are the end markets that we want to play in. And then we go and dive really deep into those end markets. And that obviously opens up the intimacy in terms of how we relate to our customers.

Ultimately, our customers, they trust the relationship. They want us to be a trusted advisor to them. But more important is the intimacy gets created we believe by performing, by being able to deliver the product on time, on cost and to the level of quality that they want.

And that’s how we gained the respect and the intimacy from our customers. And then obviously, if something goes wrong, how quickly do we serve - how quickly do we serve with that product?

So I’m not sure if there is a different process on how Ingersoll Rand does it. But I would love to learn more about that as we kind of continue.

As I said, the commercial processes had been something that we have not shared with each other primarily because it is the one area that until we go through the regulatory approvals - we have the U.S. but we’re still waiting for the European and China, Turkey and Russia. So once we have that, I think it will be more open to be able to have perhaps at least some of those conversations.

But I think right now, we’re learning from each other a lot of things. But the commercial piece is almost hands off.

Misty Zelent:
You know a couple questions came in related to operating systems, et cetera. And “Can we expect changes on our operating systems, quoting, invoicing processes?” And “When will new business processes and procedures be established and rolled out? Or do we know of the plans for that?”

Vicente Reynal:
I mean I would love to dive into the specifics of that one to understand which one is the most concerning one. But I think about it that in our view in how do we simplify, how do we remove there - do with less of the bureaucracy from both companies and how do we continue to create simple tools that will make us simplify our life as part of making our life better.

You know I’m sure that all of you want to come to work and make sure that things are easier and don’t get frustrated by the processes that are complex or that the decision making takes too long or things like that across both companies. And that is something that we’re very mindful at least on the Gardner Denver side, is how do we drive the level of agility and nimbleness and how do you have the culture of fast decision making?

Misty Zelent:	Couple people have asked, “What is the most impactful thing I can do to help with the integration planning and the transition in the merger?”

Vicente Reynal:	Yes. If you remember last town hall meeting, I had a slide I think still here about the three words of engage, trust - trust, engage and create. And the most impactful you can do is engage.

Continue to engage in your day-to-day job or continue to speak up and let us know what to do less of because there are a lot of things that we can do really well. Many times, the most difficult things in my role are saying no to things because obviously there are just a lot of opportunities, is how you prioritize on what those key initiatives that you want to do more of.

So as we - as we go to the integration, I mean, continue to stay engaged, continue to create because I believe those of ownership inspires this greater sense of caring and detail to be able to create this entrepreneurship spirit. And that basically means we have to engage, we have to create this fantastic company not only for our customers but for you and your families. So I think it’s just engaging and more engaging.

Misty Zelent:	Sure. One final question or comment in the room? We have one more here.

Kelly Dye:	Hi. My name is Kelly Dye. I’m part of the Power Tools & Lifting business as well as our IT organization.

Vicente Reynal:	Morning.

Kelly Dye:
My question today is around corporate social responsibility. I believe that and I’m proud that we have a very big presence in the communities that we operate in that would be kind of a continuous statement for me, but also …

Vicente Reynal:	Yes.

Kelly Dye:	… an ask as far as what’s Gardner Denver’s perspective on that.

Vicente Reynal:	Sure. Great. You know we believe in strategic philanthropy. And I’ll give you an example.

You know we partner with an organization in Uganda. And the reason why we did that is because obviously Uganda’s one of the poorest countries. And the reason why is one of the poorest countries is because children cannot go to school, I mean, many cases actually girls because they spend most of the day looking for water. And they spend hours going outside of the village and trying to go, come back to look for water.

So we partner with this organization called Drop in the Bucket because with our technology, we’re able to drill a well in a matter of hours versus the way they drill well today it takes them weeks. So with that partnership, you know I call that kind of more of this kind of strategic corporate responsibility.

We’re obviously doing a lot of work with these communities. And right now, we have been able to drill over 20,000 wells. Over 500,000 children are able to now go to school. And we had been working with them to get some funding to be able to open more schools.

So those are the type of kind of corporate responsibilities that we like to do, it is how do we impact the community by leveraging some of the technology that we have in many communities that they just don’t have. And I think when you’re able to match that, it can - it can just grow and compound incredibly.

Misty Zelent:	Which also is an impact to employee engagement.

Vicente Reynal:	For sure - for sure.

Misty Zelent:	And with that, we can have any closing comments that you might want to share.

Vicente Reynal:
Yes. Thank you for the time and the questions. I definitely want to continue hearing more about the what to do more, what to do less of as I get a chance to meet many of you through my trips and travels. Many of you meaning not only here but those on the webcast.

And as three things that l leave you with is the same thing that I left you last time. I mean trust the process. I mean it is a lot of rigor from both teams. And we trust a lot Mike’s leadership and his team to create the separation and provide a lot of it, things that we need to get done for day one closing.

Continue to stay engaged because by continuing to stay engaged, we’re going to be able to create something really unique. We have the great moment in life to be able to create something very unique. We have all the pieces. We have all the building blocks.

And that’s why when we think about the visions and values and the purpose, we think about we don’t want to completely get that done in a conference room. We’re doing it by building blocks and then going out to our employees and getting feedback on what resonates and what makes you come to work in a very excited fashion.

So continue to stay engaged. Create the fantastic company that we’re going to create. And provide feedback. And maybe before we wrap up - in the U.S., on Monday, that’s going to be a special holiday for veterans - but I just want to say thanks to not only the U.S. but across the world all of those members that provide service to your country. So with that, thank you to everyone. And have a great day.

END

Additional Information and Where to Find It

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand U.S. HoldCo, Inc. (“Ingersoll-Rand Industrial”) will file registration statements with the Securities and Exchange Commission (the “SEC”) registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll Rand shareholders are urged to read the prospectus and / or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on Gardner Denver’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.

Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll Rand and Gardner Denver. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver's and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver's and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand's and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.